Titan America Announces Acquisition of Keystone Cement Company

- Expands Company’s East Coast Presence and
Adds Complementary Capacity in High-Growth Regions -

NORFOLK, Virginia--(BUSINESS WIRE)-- Titan America SA (NYSE: TTAM) (“Titan America” or the “Company”), a leading fully-integrated producer and supplier of building materials, services and solutions in the construction industry operating along the U.S. East Coast, today announced that it has entered into an agreement to acquire Keystone Cement Company, a Pennsylvania-based cement manufacturer and aggregates producer (“Keystone”), from the Fortaleza, Uniland and Tritadura groups.

This transaction represents a significant expansion of Titan America’s footprint in the strategically important Mid-Atlantic region. The acquisition is expected to capture significant operational and commercial synergies through integration with the Company's existing Essex Cement and Roanoke Cement operations as well as the Company’s existing fly ash processing plants across Pennsylvania and Ohio.

Transaction Highlights

•Modern, High-Quality Assets: Keystone operates one of the most efficient cement kilns in Pennsylvania’s Lehigh Valley, with 990,000 short tons per year of current clinker production capacity.

•Substantial Mineral Assets: Expected to support more than 50 years of cement production capacity.

•Attractive Market Position: Well-positioned to serve a 6.2 million short ton per year addressable market across Pennsylvania, Maryland, Delaware and Ohio with strong exposure to large-scale infrastructure and technology investments and extensive transportation modernization programs.

•Significant Supplier of Local Aggregates: Keystone supplies construction aggregates, and its dolomite reserves position it to be a more significant supplier of DOT-qualified aggregates in the future.

•Significant Network Synergies: Strategic location enables commercial optimization between Keystone, Essex Cement and Roanoke Cement operations, unlocking substantial value through enhanced logistics, geographic reach and supply.

•Alternative Fuels Platform: Existing infrastructure and permits for alternative fuels utilization with opportunity for further expansion to improve cost structure and reduce carbon intensity.

Bill Zarkalis, President & CEO of Titan America, said “The acquisition of Keystone Cement represents a compelling strategic opportunity that aligns perfectly with our long-term growth strategy in the economic mega regions along the east coast of our country. Keystone will bring high-quality assets, substantial limestone reserves, and an attractive position in geographies benefiting from strong demand for high performance construction materials and solutions. We see substantial value creation potential through capacity growth, operational improvements and integration with our Essex and Roanoke Cement operations. This transaction reflects our disciplined approach to M&A, targeting assets where we can use our operational expertise, commercial network, and robust balance sheet to drive meaningful value for our shareholders.”

Financial Terms and Closing

The transaction price (subject to ordinary post-closing adjustments) is $310,000,000, which corresponds to approximately $313 per short ton of current clinker production capacity. The transaction will be funded through a combination of cash on hand and financing and is expected to strengthen Titan America’s geographic diversity, accelerate topline growth and improve operating margins following realization of expected integration synergies. Closing of the transaction is subject to regulatory approval and other customary conditions.

About Titan America SA

Titan America is a leading vertically-integrated producer of cement and building materials in the high-growth economic mega-regions of the U.S. East Coast, with operations and leading market positions across Florida, the Mid-Atlantic and Metro New York/New Jersey. Titan America’s family of company brands includes Essex Cement, Roanoke Cement, Titan Florida, Titan Virginia Ready-Mix, S&W Ready-Mix, Powhatan Ready Mix, Titan Mid-Atlantic Aggregates, and Separation Technologies. Titan America’s operations include cement plants, construction aggregates quarries and sand mines, ready-mix concrete and concrete block plants, fly ash production facilities, and interconnected marine import terminals, rail terminals and distribution hubs.

Forward-Looking Statements

This press release may include forward-looking statements. Forward-looking statements are statements regarding or based upon our management’s current intentions, beliefs or expectations relating to, among other things, Titan America’s future results of operations, financial condition, liquidity, prospects, growth, strategies, developments in the industry in which we operate and the Transaction. In some cases, you can identify forward-looking statements by terminology such as “believe,” “anticipate,” “continue,” “could,” “expect,” “goal,” “may,” “plan,” “predict,” “propose,” “should,” “target,” “will,” “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. By their nature, forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results or future events to differ materially from those expressed or implied thereby. These include the risks detailed in our 2024 Annual Report filed on Form 20-F on April 4, 2025, as well as the following risks: the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction agreement entered into with respect to the Keystone Cement Company acquisition (the “Transaction”); that the Transaction does not close when expected or at all because required regulatory approval or other conditions to closing are not received or satisfied on a timely basis or at all; and the failure to realize the anticipated benefits of the Transaction including, but not limited to, as a result of delay in completing the Transaction or in integrating the business of Keystone Cement Company. These risks, uncertainties and assumptions could adversely affect the outcome and financial effects of the plans and events described herein. Titan America undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should not place undue reliance on any such forward-looking statements, which speak only as of the date of this release. The information contained in this release is subject to change without notice. No re-report or warranty, express or implied, is made as to the fairness, accuracy, reasonableness or completeness of the information contained herein and no reliance should be placed on it.

* The information herein regarding mineral assets available for future cement production capacity represent management’s current estimate based on information provided by Keystone Cement Company, which has not been verified as a current estimate of mineral resources or mineral reserves. A qualified person, as defined in Regulation S-K 1300, has not done sufficient work to estimate mineral reserves or mineral resources, as defined under Regulation S-K 1300, Therefore, Titan America is not treating the historical estimates prepared by Keystone Cement Company as current mineral reserve and mineral resource estimates, and you are specifically cautioned that Titan America may not be able to report mineral reserves or mineral resources under Regulation S-K 1300.

Contacts
Investor Relations
ir@titanamerica.com
757-901-4152